UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated August 9, 2023 titled “GeoPark Reports Second Quarter 2023 Results”
2.	Press Release dated August 9, 2023 titled “GeoPark Announces Quarterly Cash Dividend of $0.132 per Share”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK REPORTS SECOND QUARTER 2023 RESULTS

NEW EXPLORATION DISCOVERY IN THE LLANOS BASIN

INCREASING ACTIVITY IN THE SECOND HALF OF 2023

ACCELERATED SHAREHOLDER RETURNS

Bogota, Colombia – August 9, 2023 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator reports its consolidated financial results for the three-month period ended June 30, 2023 (“Second Quarter” or “2Q2023”). A conference call to discuss 2Q2023 financial results will be held on August 10, 2023, at 10:00 am (Eastern Daylight Time).

All figures are expressed in US Dollars and growth comparisons refer to the same period of the prior year, except when specified. Definitions and terms used herein are provided in the Glossary at the end of this document. This release does not contain all of the Company’s financial information and should be read in conjunction with GeoPark’s consolidated financial statements and the notes to those statements for the period ended June 30, 2023, available on the Company’s website.

SECOND QUARTER 2023 HIGHLIGHTS

Oil and Gas Production and Operations

•	Consolidated average oil and gas production of 36,581 boepd, below production potential of approximately 39,500-40,500 boepd, as previously announced[1], mainly due to temporarily shut-in production in the CPO-5 block (GeoPark non-operated, 30% WI) in Colombia and to a lesser extent, in the Fell block (GeoPark operated, 100% WI) in Chile

•	10 rigs currently in operation (6 drilling rigs and 4 workover rigs), adding 2 more rigs in 3Q2023 (one drilling rig and one workover rig)

Successful Exploration and Development Drilling Activities

Colombia:

•	Llanos 123 block (GeoPark operated, 50% WI):

-	First well drilled, Saltador 1, resulted in the first exploration discovery in the block

-	The Saltador 1 exploration well initiated testing in late July 2023 and is currently producing 880 bopd with 5% water cut from the Barco (Guadalupe) formation

-	Drilling rig moving to drill the Toritos 1 exploration well, expected to be spudded in August 2023

•	Llanos 34 block (GeoPark operated, 45% WI):

-	The second horizontal development well initiated testing in late July 2023 and is currently producing approximately 2,300 bopd from the Mirador formation

-	This second horizontal well was drilled within budget and ahead of time, 16% faster, with 10% lower drilling costs, and a 32% longer lateral length compared to the first horizontal well

-	Third horizontal well spudded in August 2023, with 2-3 additional horizontal wells expected in 2H2023

Ecuador:

•	Perico block (GeoPark non-operated, 50% WI):

-	The Yin 2 well reached total depth in late July 2023. Preliminary logging information confirmed the development potential in the Hollin formation and also encountered a new zone with 40 feet of potential net pay in the U-sand formation

-	The well is being completed and will start testing in the U-sand formation by mid-August 2023

1 See press releases dated March 8, April 11, May 3 and July 17, 2023.

Revenue, Adjusted EBITDA and Net Profit

•	Revenue of $182.3 million

•	Adjusted EBITDA of $103.9 million (57% adjusted EBITDA margin)

•	Operating profit of $69.5 million (38% operating profit margin)

•	Net profit of $33.8 million ($0.59 basic and diluted earnings per share)

Sustained Capital Returns

•	Capital expenditures of $43.4 million

•	2Q2023 adjusted EBITDA to capital expenditures ratio of 2.4x

•	Last twelve-month return on capital employed (ROCE) of 51%[2]

Lower Financial Expenses and Strengthened Balance Sheet

•	Financial expenses decreased to $11.2 million (from $16.6 million), after reducing gross debt by $275 million from April 2021 to December 2022

•	Net leverage of 0.8x and no principal debt maturities until 2027

•	Cash in hand of $86.4 million (after paying $88.2 million in cash taxes in 2Q2023)

•	New $80 million unsecured committed credit facility in place, with no amounts drawn

Accelerated Shareholder Returns

•	Returned $15 million in cash dividends in 1H2023 ($7.5 million on March 31 and May 31, respectively, or an annualized dividend of approximately $30 million, a 5% dividend yield3)

•	Acquired 1.7 million shares for $18.7 million in 1H2023 ($7.5 million in 1Q2023 and $11.2 million in 2Q2023), representing approximately 3% of shares outstanding

•	Quarterly cash dividend of $0.132 per share, or approximately $7.5 million, payable on September 7, 2023

Enhanced ESG Performance and Reporting

•	Installed a photovoltaic solar system in the OBA export pipeline (running from the Platanillo block) that will allow GeoPark to reduce both its GHG emissions and energy and maintenance costs

•	Participated in the Carbon Disclosure Project in both Water and Climate, reinforcing GeoPark’s sustainability disclosures

2023 Work Program: Strong Free Cash Flow Generation

•	2023 annual production guidance of 38,000-40,000 boepd

•	Fully-funded 2023 capital expenditures program of $180-200 million

•	At $80-90 per bbl Brent[4], GeoPark expects to generate an adjusted EBITDA of $450-520 million and a free cash flow of $90-120 million[5]

•	Targeting to return approximately 40-50% of free cash flow after taxes to shareholders

Upcoming Catalysts

•	Drilling 20-25 gross wells in 2H2023, targeting attractive conventional, short-cycle exploration projects

•	Key projects include:

-	Llanos 34 block: Drilling 3-4 horizontal wells (including a third horizontal well already spudded)

-	CPO-5 block: Resuming production in the Indico 6 and Indico 7 development wells (expected in August 2023) and drilling two wells (the Halcon 1 exploration well and the Indico 3 development well)

-	Perico block: Testing the Yin 2 well and drilling one additional exploration well

-	Llanos 87 block (GeoPark operated, 50% WI): Drilling the Zorzal Este 1 well (subject to joint venture approval)

-	Llanos 123 block: Drilling the Toritos 1 exploration well

-	Llanos 124 block (GeoPark operated, 50% WI): Reaching total depth in the Cucarachero 1 exploration well, expected in August 2023

-	Llanos 86 and Llanos 104 blocks (GeoPark operated, 50% WI): Preliminary activities underway targeting the acquisition of over 650 square kilometers of 3D seismic to expand the inventory of exploration prospects

2 ROCE is defined as last twelve-month operating profit divided by average total assets minus current liabilities.

3 Based on GeoPark’s average market capitalization from July 1 to July 31, 2023.

4 From July to December 2023.

5 Free cash flow is used here as Adjusted EBITDA less capital expenditures, mandatory interest payments and cash taxes. The Company is unable to present a quantitative reconciliation of the 2023 adjusted EBITDA which is a forward-looking non-GAAP measure, because the Company cannot reliably predict certain of its necessary components, such as write-off of unsuccessful exploration efforts or impairment loss on non-financial assets, etc. Since free cash flow is calculated based on adjusted EBITDA, for similar reasons, the Company does not provide a quantitative reconciliation of the 2023 free cash flow forecast. Adjusted EBITDA assumes a Brent to Vasconia differential averaging $4-5 per bbl from July to December 2023.

Andrés Ocampo, Chief Executive Officer of GeoPark, said: “Congratulations to our exploration team for a new discovery in the Llanos basin, as well as a promising new pay zone in the Oriente basin. Our operations team is also bringing great results from our horizontal drilling campaign in our core Llanos 34 block and we are excited about more wells to come. We look forward to accelerating activities in the second half of the year with more rigs to grow our production and drill low-cost, low-risk exploration targets while continuing to develop our reserves and to return value to our shareholders.”

CONSOLIDATED OPERATING PERFORMANCE

Key performance indicators:

Key Indicators	2Q2023	1Q2023	2Q2022	1H2023	1H2022
Oil production[a] (bopd)	33,672	33,801	35,238	33,736	34,892
Gas production (mcfpd)	17,453	16,664	22,212	17,061	23,650
Average net production (boepd)	36,581	36,578	38,940	36,580	38,834
Brent oil price ($ per bbl)	78.2	82.5	111.5	80.3	104.0
Combined realized price ($ per boe)	59.5	61.3	90.0	60.4	83.1
⁻ Oil ($ per bbl)	64.3	66.7	98.7	65.4	91.8
⁻ Gas ($ per mcf)	5.0	4.6	5.1	4.8	4.9
Sale of crude oil ($ million)	173.8	175.1	296.4	348.9	535.4
Sale of purchased crude oil ($ million)	1.2	0.8	5.4	1.9	5.4
Sale of gas ($ million)	7.3	6.5	9.4	13.9	19.6
Revenue ($ million)	182.3	182.5	311.2	364.8	560.4
Commodity risk management contracts [b] ($ million)	0.0	0.0	(15.5)	0.0	(93.7)
Production & operating costs[c] ($ million)	(60.7)	(52.5)	(115.1)	(113.2)	(195.7)
G&G, G&Ad ($ million)	(13.9)	(11.9)	(13.8)	(25.8)	(26.5)
Selling expenses ($ million)	(2.2)	(2.4)	(1.2)	(4.6)	(3.2)
Operating profit ($ million)	69.5	76.6	143.4	146.1	202.0
Adjusted EBITDA ($ million)	103.9	114.9	144.8	218.8	267.4
Adjusted EBITDA ($ per boe)	33.9	38.6	41.9	36.2	39.6
Net profit ($ million)	33.8	26.3	67.9	60.0	98.9
Capital expenditures ($ million)	43.4	45.0	32.4	88.3	71.8
Cash and cash equivalents ($ million)	86.4	145.4	122.5	86.4	122.5
Short-term financial debt ($ million)	12.5	5.7	15.3	12.5	15.3
Long-term financial debt ($ million)	486.8	485.9	570.0	486.8	570.0
Net debt ($ million)	412.9	346.2	462.9	412.9	462.9
Dividends paid ($ per share)	0.130	0.130	0.082	0.260	0.164
Shares repurchased (million shares)	1.082	0.642	0.460	1.724	0.691
Basic shares – at period end (million shares)	56.570	57.596	59.585	56.570	59.585
Weighted average basic shares (million shares)	57.114	57.853	59.965	57.481	60.027

a)	Includes royalties and other economic rights paid in kind in Colombia for approximately 2,952 bopd, 2,520 bopd and 1,273 bopd in 2Q2023, 1Q2023 and 2Q2022, respectively. No royalties were paid in kind in other countries. Production in Ecuador is reported before the Government’s production share.

b)	Please refer to the Commodity Risk Management Contracts section below.

c)	Production and operating costs include operating costs, royalties and economic rights paid in cash, share based payments and purchased crude oil.

d)	G&A and G&G expenses include non-cash, share-based payments for $1.7 million, $1.4 million, and $2.0 million in 2Q2023, 1Q2023 and 2Q2022, respectively. These expenses are excluded from the adjusted EBITDA calculation.

Production: Oil and gas production in 2Q2023 was 36,581 boepd, down by 6% compared to 2Q2022, due to lower production in Colombia, Chile and Brazil, and flat production in Ecuador. Oil represented 92% and 90% of total reported production in 2Q2023 and 2Q2022, respectively.

Compared to 1Q2023, consolidated oil and gas production was flat, resulting from increased production in Colombia and Brazil that was offset by lower production in Chile and Ecuador.

For further details, please refer to the 2Q2023 Operational Update published on July 17, 2023.

Reference and Realized Oil Prices: Brent crude oil prices decreased by 30% to $78.2 per bbl during 2Q2023, and the consolidated realized oil sales price decreased by 35% to $64.3 per bbl in 2Q2023.

A breakdown of reference and net realized oil prices in relevant countries in 2Q2023 and 2Q2022 is shown in the tables below:

2Q2023 - Realized Oil Prices ($ per bbl)	Colombia	Chile	Ecuador
Brent oil price (*)	78.2	76.7	75.0
Local marker differential	(5.9)	-	-
Commercial, transportation discounts & other	(7.9)	(30.7)	(13.0)
Realized oil price	64.4	46.0	62.0
Weight on oil sales mix	97.3%	0.4%	2.3%

2Q2022 - Realized Oil Prices ($ per bbl)	Colombia	Chile	Ecuador
Brent oil price (*)	111.5	110.9	114.3
Local marker differential	(5.1)	-	-
Commercial, transportation discounts & other	(8.0)	(4.4)	(5.5)
Realized oil price	98.5	106.5	108.8
Weight on oil sales mix	97%	2%	1%

(*) Corresponds to the average month of sale price ICE Brent for Colombia and Ecuador, and Dated Brent for Chile.

Revenue: Consolidated revenue decreased by 41% to $182.3 million in 2Q2023, compared to $311.2 million in 2Q2022, mainly reflecting lower oil and gas prices and lower deliveries.

Sales of crude oil: Consolidated oil revenue decreased by 41% to $173.8 million in 2Q2023, mainly due to a 35% decrease in realized oil prices and 10% lower deliveries. Oil revenue was 95% of total revenue in 2Q2023 and 2Q2022.

The table below provides a breakdown of crude oil revenue in 2Q2023 and 2Q2022:

Oil Revenue (In millions of $)	2Q2023	2Q2022
Colombia	169.2	287.9
Chile	0.5	5.2
Brazil	0.1	0.3
Ecuador	4.0	3.1
Oil Revenue	173.8	296.4

•	Colombia: 2Q2023 oil revenue decreased by 41% to $169.2 million, reflecting lower realized oil prices and lower oil deliveries. Realized prices decreased by 35% to $64.4 per bbl due to lower Brent oil prices while oil deliveries decreased by 10% to 29,956 bopd. Earn-out payments decreased to $6.3 million in 2Q2023, compared to $9.1 million in 2Q2022 in line with lower oil prices.

•	Chile: 2Q2023 oil revenue decreased by 90% to $0.5 million, reflecting lower realized prices and lower oil deliveries. Realized prices decreased by 57% to $46.0 per bbl due to lower Brent oil prices while oil deliveries decreased by 80% to 109 bopd, affected by shut-in oil production resulting from ongoing negotiations with ENAP, the oil offtaker in Chile. The Company expects to resume shut-in oil production of approximately 400 bopd in 3Q2023.

•	Ecuador: 2Q2023 oil revenue increased by 31% to $4.0 million, reflecting higher deliveries, partially offset by lower realized prices. Oil deliveries increased by 129% to 714 bopd while realized prices decreased by 43% to $62.0 per bbl. Deliveries in Ecuador are net of the Government’s production share.

Sales of purchased crude oil: 2Q2023 sales of purchased crude oil decreased 78% to $1.2 million, which corresponds to oil trading operations (purchasing and selling crude oil from third parties with the cost of the oil purchased being reflected in production and operating costs).

Sales of gas: Consolidated gas revenue decreased by 22% to $7.3 million in 2Q2023 compared to $9.4 million in 2Q2022, reflecting 21% lower gas deliveries and 1% lower gas prices. Gas revenue was 5% of total revenue in 2Q2023 and 2Q2022.

The table below provides a breakdown of gas revenue in 2Q2023 and 2Q2022:

Gas Revenue (In millions of $)	2Q2023	2Q2022
Chile	3.1	3.4
Brazil	4.1	5.5
Colombia	0.2	0.5
Gas Revenue	7.3	9.4

•	Chile: 2Q2023 gas revenue decreased by 11% to $3.1 million, reflecting lower gas deliveries, partially offset by higher gas prices. Gas deliveries fell by 13% to 8,813 mcfpd (1,469 boepd). Gas prices were 2% higher, at $3.8 per mcf ($22.9 per boe) in 2Q2023.

•	Brazil: 2Q2023 gas revenue decreased by 26% to $4.1 million, reflecting lower gas deliveries, partially offset by higher gas prices. Gas deliveries decreased by 27% from the Manati gas field to 6,718 mcfpd (1,120 boepd). Gas prices increased by 1% to $6.7 per mcf ($40.1 per boe) in 2Q2023.

Commodity Risk Management Contracts: Consolidated commodity risk management contracts amounted to zero in 2Q2023, compared to a $15.5 million loss in 2Q2022.

The table below provides a breakdown of realized and unrealized commodity risk management charges in 2Q2023 and 2Q2022:

Commodity Risk Management (In millions of $)	2Q2023	2Q2022
Realized loss	-	(36.6)
Unrealized loss	-	21.1
Commodity Risk Management Contracts	-	(15.5)

In 2Q2023 GeoPark had zero cost collars covering 10,000 bopd including purchased puts with an average price of $69.3 per bbl and sold calls at an average price of $110.6 per bbl.

Please refer to the “Commodity Risk Oil Management Contracts” section below for a description of hedges in place as of the date of this release.

Production and Operating Costs: Consolidated production and operating costs decreased to $60.7 million from $115.1 million, mainly resulting from lower royalties and economic rights due to lower oil prices, partially offset by higher operating costs.

The table below provides a breakdown of production and operating costs in 2Q2023 and 2Q2022:

Production and Operating Costs (In millions of $)	2Q2023	2Q2022
Royalties	(3.6)	(18.8)
Economic rights	(23.5)	(64.0)
Operating costs	(32.5)	(27.4)
Purchased crude oil	(1.0)	(4.4)
Share-based payments	(0.2)	(0.4)
Production and Operating Costs	(60.7)	(115.1)

Consolidated royalties amounted to $3.6 million in 2Q2023 compared to $18.8 million in 2Q2022, in line with lower oil prices and higher volumes of royalties being paid in kind.

Consolidated economic rights (including high price participation, x-factor and other economic rights paid to the Colombian Government) amounted to $23.5 million in 2Q2023 compared to $64.0 million in 2Q2022, in line with lower oil prices.

Consolidated operating costs increased to $32.5 million in 2Q2023 compared to $27.4 million in 2Q2022.

The breakdown of operating costs is as follows:

•	Colombia: Total operating costs increased to $27.0 million in 2Q2023 from $21.4 million in 2Q2022, mainly due to higher operating costs per boe, partially offset by lower deliveries (deliveries in Colombia decreased by 10%). Increased operating costs per boe in 2Q2023 mainly reflected higher energy costs due to a drought affecting the energy matrix in Colombia with lower availability of hydroelectric power.

•	Chile: Total operating costs decreased to $1.8 million in 2Q2023 from $4.4 million in 2Q2022, in line with lower operating costs per boe and lower oil and gas deliveries (deliveries in Chile decreased by 29%).

•	Brazil: Total operating costs were flat at $0.8 million in 2Q2023 and 2Q2022, due to lower gas deliveries from the Manati field (deliveries in Brazil decreased by 27%), offset by higher operating costs per boe.

•	Ecuador: Total operating costs increased to $2.8 million in 2Q2023 from $0.9 million in 2Q2022, mainly due to higher deliveries (deliveries in Ecuador increased by 129%) and higher operating costs per boe.

Consolidated purchased crude oil charges amounted to $1.0 million in 2Q2023, which corresponds to oil trading operations (purchasing and selling crude oil from third parties with the sale of purchased oil being reflected in revenue).

Selling Expenses: Consolidated selling expenses increased to $2.2 million in 2Q2023 compared to $1.2 million in 2Q2022.

Geological & Geophysical Expenses: Consolidated G&G expenses decreased to $2.5 million in 2Q2023 compared to $3.0 million in 2Q2022.

Administrative Expenses: Consolidated G&A increased to $11.3 million in 2Q2023 compared to $10.8 million in 2Q2022.

Adjusted EBITDA: Consolidated adjusted EBITDA6 decreased by 28% to $103.9 in 2Q2023 (on a per boe basis, adjusted EBITDA decreased to $33.9 per boe in 2Q2023 from $41.9 per boe in 2Q2022).

Adjusted EBITDA (In millions of $)	2Q2023	2Q2022
Colombia	102.1	140.2
Chile	1.1	3.3
Brazil	2.4	3.9
Argentina	(0.5)	(2.1)
Ecuador	0.5	1.3
Corporate	(1.6)	(1.8)
Adjusted EBITDA	103.9	144.8

The table below shows production, volumes sold and the breakdown of the most significant components of adjusted EBITDA for 2Q2023 and 2Q2022, on a per boe basis:

Adjusted EBITDA/boe	Colombia		Chile		Brazil		Ecuador		Total[d]
	2Q23	2Q22	2Q23	2Q22	2Q23	2Q22	2Q23	2Q22	2Q23	2Q22
Production (boepd)	33,045	34,253	1,690	2,358	1,212	1,695	634	634	36,581	38,940
Inventories, RIK & Other[a]	(2,984)	(907)	(112)	(127)	(73)	(145)	81	(322)	(2,917)	(950)
Sales volume (boepd)	30,061	33,346	1,578	2,231	1,139	1,550	715	312	33,664	37,990
% Oil	99.7%	99.4%	7%	24%	2%	2%	100%	100%	92%	91%
($ per boe)
Realized oil price	64.4	98.5	46.0	106.5	83.5	111.8	62.0	108.8	64.3	98.7
Realized gas price[c]	21.1	27.7	22.9	22.3	40.1	39.6	-	-	30.0	30.3
Earn-out	(2.3)	(3.0)	-	-	-	-	-	-	(2.2)	(2.9)
Combined Price	61.9	95.0	24.5	42.4	40.8	40.7	62.0	108.8	59.5	90.0
Realized commodity risk management contracts	-	(12.1)	-	-	-	-	-	-	-	(10.6)
Operating costs[e]	(10.8)	(7.5)	(14.2)	(21.6)	(10.1)	(7.9)	(43.3)	(32.7)	(11.6)	(8.5)
Royalties & economic rights	(9.7)	(27.0)	(0.6)	(1.8)	(3.2)	(3.1)	-	0.0	(8.8)	(23.9)
Purchased crude oil[b]	-	-	-	-	-	-	-	-	(0.3)	(1.3)
Selling & other expenses	(0.7)	(0.2)	(0.4)	(0.5)	-	(0.0)	(5.7)	(14.9)	(0.7)	(0.3)
Operating Netback/boe	40.7	48.2	9.3	18.6	27.6	29.7	13.0	61.2	38.1	45.4
G&A, G&G & other									(4.2)	(3.5)
Adjusted EBITDA/boe									33.9	41.9

a) RIK (Royalties in kind) & Other: Includes royalties and other economic rights paid in kind in Colombia for approximately 2,952 bopd and 1,273 bopd in 2Q2023 and 2Q2022, respectively. No royalties were paid in kind in Chile, Brazil or Ecuador. Production in Ecuador is reported before the Government’s production share.

b) Reported in the Corporate business segment.

c) Conversion rate of $mcf/$boe=1/6.

d) Includes amounts recorded in the Corporate business segment.

e) Operating costs per boe included in this table include certain adjustments to the reported figures (IFRS 16 and others).

6 See “Reconciliation of Adjusted EBITDA to Profit Before Income Tax” included in this press release.

Depreciation: Consolidated depreciation charges increased to $29.4 million in 2Q2023 compared to $23.2 million in 2Q2022.

Write-off of unsuccessful exploration efforts: The consolidated write-off of unsuccessful exploration efforts amounted to $1.6 million in 2Q2023 compared to zero in 2Q2022. Amounts recorded in 2Q2023 correspond mainly to exploration costs incurred in previous years in the Coati block (GeoPark operated, 100% WI) in Colombia.

Other Income (Expenses): Other operating expenses showed a $5.1 million loss in 2Q2023, compared to a $0.9 million gain in 2Q2022.

CONSOLIDATED NON-OPERATING RESULTS AND PROFIT FOR THE PERIOD

Financial Expenses: Net financial expenses decreased to $9.5 million in 2Q2023 from $15.5 million in 2Q2022, mainly resulting from a sustained deleveraging process that started in April 2021 and continued in 2022.

Foreign Exchange: Net foreign exchange losses amounted to $9.6 million in 2Q2023 compared to a $7.1 million gain in 2Q2022. Foreign exchange losses in 2Q2023 reflected the revaluation of the local currency in Colombia (the Colombian Peso revalued by approximately 9% from March 31 to June 30, 2023).

Income Tax: Income taxes totaled $16.7 million in 2Q2023 compared to $67.1 million in 2Q2022, mainly resulting from lower profits before income taxes plus the effect of fluctuations of the Colombian peso on deferred income taxes.

Net Profit: Net profit decreased to $33.8 million in 2Q2023 compared to $67.9 million in 2Q2022.

BALANCE SHEET

Cash and Cash Equivalents: Cash and cash equivalents totaled $86.4 million as of June 30, 2023, compared to $128.8 million as of December 31, 2022.

This net increase is explained by the following:

Cash and Cash Equivalents (In millions of $)	1H2023
Cash flows from operating activities	97.7
Cash flows used in investing activities	(88.3)
Cash flows used in financing activities	(52.4)
Currency Translation	0.6
Net increase in cash & cash equivalents	(42.4)

Cash flows from operating activities of $97.7 million in 2Q2023 included income tax payments of $94.2 million.

Cash flows used in financing activities mainly included $13.7 million related to interest payments, $18.7 million related to executing the Company’s share buyback program and $15.0 million related to dividend payments.

Financial Debt: Total financial debt net of issuance cost was $499.3 million, all corresponding to the 2027 Notes. Short-term financial debt was $12.5 million as of June 30, 2023, and corresponds to interest accrued on the 2027 Notes.

Financial Debt (In millions of $)	June 30, 2023	December 31, 2022
2027 Notes	499.3	497.6
Financial debt	499.3	497.6

For further details, please refer to Note 12 of GeoPark’s consolidated financial statements as of June 30, 2023, available on the Company’s website.

FINANCIAL RATIOSa

(In millions of $)
Period-end	Financial Debt	Cash and Cash Equivalents	Net Debt	Net Debt/LTM Adj. EBITDA	LTM Interest Coverage
2Q2022	585.4	122.5	462.9	1.0x	10.8x
3Q2022	491.1	93.0	398.1	0.8x	12.7x
4Q2022	497.6	128.8	368.8	0.7x	14.9x
1Q2023	491.6	145.4	346.2	0.7x	15.8x
2Q2023	499.3	86.4	412.9	0.8x	15.4x

a)	Based on trailing last twelve-month financial results (“LTM”).

Covenants in the 2027 Notes: The 2027 Notes include incurrence test covenants that, among others, require that the Net Debt to Adjusted EBITDA ratio should not exceed 3.25 times and the Adjusted EBITDA to Interest ratio should exceed 2.5 times.

COMMODITY RISK OIL MANAGEMENT CONTRACTS

The table below summarizes commodity risk management contracts in place as of the date of this release:

Period	Type	Reference	Volume (bopd)	Contract Terms (Average $ per bbl)
				Purchased Put	Sold Call
3Q2023	Zero cost collar	Brent	9,000	70.0	94.7
4Q2023	Zero cost collar	Brent	8,000	69.4	90.9
1Q2024	Zero cost collar	Brent	6,500	65.0	90.4
2Q2024	Zero cost collar	Brent	2,500	65.0	94.7

SELECTED INFORMATION BY BUSINESS SEGMENT

Colombia (In millions of $)	2Q2023	2Q2022
Sale of crude oil	169.2	287.9
Sale of gas	0.2	0.5
Revenue	169.4	288.4
Production and operating costs[a]	(53.8)	(103.7)
Adjusted EBITDA	102.1	140.2
Capital expenditure	37.9	23.7

Chile (In millions of $)	2Q2023	2Q2022
Sale of crude oil	0.5	5.2
Sale of gas	3.1	3.4
Revenue	3.5	8.6
Production and operating costs[a]	(1.9)	(4.8)
Adjusted EBITDA	1.1	3.3
Capital expenditure	0.0	7.6

Brazil (In millions of $)	2Q2023	2Q2022
Sale of crude oil	0.1	0.3
Sale of gas	4.1	5.5
Revenue	4.2	5.8
Production and operating costs[a]	(1.2)	(1.2)
Adjusted EBITDA	2.4	3.9
Capital expenditure	0.0	0.0

Ecuador (In millions of $)	2Q2023	2Q2022
Sale of crude oil	4.0	3.1
Sale of gas	0.0	0.0
Revenue	4.0	3.1
Production and operating costs[a]	(2.8)	(0.9)
Adjusted EBITDA	0.5	1.3
Capital expenditure	5.5	1.2

a)	Production and operating costs = Operating costs + Royalties + Share-based payments + Purchased crude oil.

CONSOLIDATED STATEMENT OF INCOME

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	2Q2023	2Q2022	1H2023	1H2022

REVENUE
Sale of crude oil	173.8	296.4	348.9	535.4
Sale of purchased crude oil	1.2	5.4	1.9	5.4
Sale of gas	7.3	9.4	13.9	19.6
TOTAL REVENUE	182.3	311.2	364.8	560.4
Commodity risk management contracts	0.0	(15.5)	0.0	(93.7)
Production and operating costs	(60.7)	(115.1)	(113.2)	(195.7)
Geological and geophysical expenses (G&G)	(2.5)	(3.0)	(5.1)	(5.7)
Administrative expenses (G&A)	(11.3)	(10.8)	(20.7)	(20.8)
Selling expenses	(2.2)	(1.2)	(4.6)	(3.2)
Depreciation	(29.4)	(23.2)	(56.6)	(44.8)
Write-off of unsuccessful exploration efforts	(1.6)	-	(12.2)	-
Other	(5.1)	0.9	(6.4)	5.4
OPERATING PROFIT	69.5	143.4	146.1	202.0

Financial costs, net	(9.5)	(15.5)	(19.3)	(30.6)
Foreign exchange (loss) gain	(9.6)	7.1	(13.0)	0.5
PROFIT BEFORE INCOME TAX	50.4	135.0	113.8	171.8

Income tax	(16.7)	(67.1)	(53.8)	(73.0)
PROFIT FOR THE PERIOD	33.8	67.9	60.0	98.9

SUMMARIZED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	Jun '23	Dec '22

Non-Current Assets
Property, plant and equipment	686.0	666.8
Other non-current assets	70.7	69.0
Total Non-Current Assets	756.7	735.8

Current Assets
Inventories	18.7	14.4
Trade receivables	56.1	71.8
Other current assets	25.3	23.1
Cash at bank and in hand	86.4	128.8
Total Current Assets	186.5	238.1

Total Assets	943.2	974.0

Total Equity	147.3	115.6

Non-Current Liabilities
Borrowings	486.8	485.1
Other non-current liabilities	137.2	144.1
Total Non-Current Liabilities	623.9	629.2

Current Liabilities
Borrowings	12.5	12.5
Other current liabilities	159.5	216.6
Total Current Liabilities	172.0	229.2
Total Liabilities	795.9	858.4
Total Liabilities and Equity	943.2	974.0

SUMMARIZED CONSOLIDATED STATEMENT OF CASH FLOW

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	2Q2023	2Q2022	1H2023	1H2022

Cash flow from operating activities	5.8	123.2	97.7	212.9
Cash flow used in investing activities	(43.4)	(32.4)	(88.3)	(57.4)
Cash flow used in financing activities	(21.7)	(82.0)	(52.4)	(134.9)

RECONCILIATION OF ADJUSTED EBITDA TO PROFIT BEFORE INCOME TAX

1H2023 (In millions of $)	Colombia	Chile	Brazil	Ecuador	Other(a)	Total
Adjusted EBITDA	215.6	2.6	4.0	1.4	(4.8)	218.8
Depreciation	(47.3)	(5.5)	(1.2)	(2.5)	(0.0)	(56.6)
Write-off of unsuccessful exploration efforts	(12.2)	-	-	-	-	(12.2)
Share based payment	(0.5)	(0.0)	(0.0)	(0.0)	(2.8)	(3.4)
Lease Accounting - IFRS 16	4.1	0.5	0.5	0.0	-	5.1
Others	(0.7)	(2.1)	(0.2)	(2.0)	(0.8)	(5.7)
OPERATING PROFIT (LOSS)	159.0	(4.6)	3.1	(3.1)	(8.4)	146.1
Financial costs, net						(19.3)
Foreign exchange charges, net						(13.0)
PROFIT BEFORE INCOME TAX						113.8

1H2022 (In millions of $)	Colombia	Chile	Brazil	Ecuador	Other(a)	Total
Adjusted EBITDA	262.0	5.4	7.5	0.9	(8.4)	267.4
Depreciation	(35.9)	(7.2)	(1.5)	(0.0)	(0.2)	(44.8)
Unrealized commodity risk management contracts	(26.5)	-	-	-	-	(26.5)
Share based payment	(0.9)	(0.1)	(0.0)	(0.0)	(2.4)	(3.4)
Lease Accounting - IFRS 16	2.6	0.6	0.7	0.0	0.1	4.0
Others	1.5	0.1	(0.1)	(0.0)	3.9	5.4
OPERATING PROFIT (LOSS)	202.7	(1.1)	6.5	0.9	(7.0)	202.0
Financial costs, net						(30.6)
Foreign exchange charges, net						0.5
PROFIT BEFORE INCOME TAX						171.8

(a)	Includes Argentina and Corporate.

LAST TWELVE-MONTH RETURN ON AVERAGE CAPITAL EMPLOYED

(In millions of $)	June 2023	June 2022
Last twelve-month Operating Income	373.2
Total Assets – Period-end	943.2	967.3
Current Liabilities – Period-end	(172.0)	(270.5)
Capital Employed – Period-end	771.2	696.8
Average Capital Employed	734.0	-
Average Return on Average Capital Employed	51%

RECENT EVENTS

Blockades in the Llanos 34 Block in July 2023

Localized blockades in the Llanos basin affected production and operations in the Llanos 34 block during July 2023, and the block’s average production in July reached 53,246 bopd gross (compared to 55,307 bopd gross in 2Q2023). As of the date of this release, blockades have been lifted and production and operations are gradually normalizing, with the Llanos 34 block currently producing approximately 55,000 bopd gross.

CONFERENCE CALL INFORMATION

Reporting Date and Conference Call for 2Q2023 Financial Results

In conjunction with the 2Q2023 results press release, GeoPark management will host a conference call on August 10, 2023, at 10:00 am (Eastern Daylight Time).

To listen to the call, participants can access the webcast located in the Invest with Us section of the Company’s website at www.geo-park.com, or by clicking below:

https://events.q4inc.com/attendee/893129503

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: +1 404 975 4839

International Participants: +1 929-526-1599

Passcode: 931988

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Invest with Us section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact:

INVESTORS:

Stacy Steimel	ssteimel@geo-park.com
Shareholder Value Director
T: +562 2242 9600

Miguel Bello	mbello@geo-park.com
Market Access Director
T: +562 2242 9600

Diego Gully	dgully@geo-park.com
Investor Relations Director
T: +55 21 99636 9658

MEDIA:

Communications Department	communications@geo-park.com

GLOSSARY

2027 Notes	5.500% Senior Notes due 2027

Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before net finance costs, income tax, depreciation, amortization, the effect of IFRS 16, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payments, unrealized results on commodity risk management contracts and other non-recurring events

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe deliveries

ANH	Agencia Nacional de Hidrocarburos (Colombia)

Operating Netback per boe

Revenue, less production and operating costs (net of depreciation charges and accrual of stock options and stock awards, the effect of IFRS 16), selling expenses, and realized results on commodity risk management contracts, divided by total boe deliveries. Operating Netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

Bbl	Barrel

Boe	Barrels of oil equivalent

Boepd	Barrels of oil equivalent per day

Bopd	Barrels of oil per day

D&M	DeGolyer and MacNaughton

F&D costs	Finding and Development costs, calculated as capital expenditures divided by the applicable net reserve additions before changes in Future Development Capital

G&A	Administrative Expenses

G&G	Geological & Geophysical Expenses

LTM	Last Twelve Months

Mboe	Thousand barrels of oil equivalent

Mmbo	Million barrels of oil

Mmboe	Million barrels of oil equivalent

Mcfpd	Thousand cubic feet per day

Mmcfpd	Million cubic feet per day

Mm3/day	Thousand cubic meters per day

PRMS	Petroleum Resources Management System

WI	Working interest

NPV10	Present value of estimated future oil and gas revenue, net of estimated direct expenses, discounted at an annual rate of 10%

Sqkm	Square kilometers

NOTICE

Additional information about GeoPark can be found in the Invest with Us section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

This press release contains certain oil and gas metrics, including information per share, operating netback, reserve life index and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including, production guidance, shareholder returns, Adjusted EBITDA, capital expenditures, cash income taxes and free cash flow, as well as tax obligations to be paid during 2023. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production by 365 days.

Information about oil and gas reserves: The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proven, probable and possible reserves that meet the SEC’s definitions for such terms. GeoPark uses certain terms in this press release, such as “PRMS Reserves” that the SEC’s guidelines do not permit GeoPark from including in filings with the SEC. As a result, the information in the Company’s SEC filings with respect to reserves will differ significantly from the information in this press release.

NPV10 for PRMS 1P, 2P and 3P reserves is not a substitute for the standardized measure of discounted future net cash flow for SEC proved reserves.

The reserve estimates provided in this release are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual reserves may eventually prove to be greater than, or less than, the estimates provided herein. Statements relating to reserves are by their nature forward-looking statements.

Non-GAAP Measures: The Company believes Adjusted EBITDA, free cash flow and operating netback per boe, which are each non-GAAP measures, are useful because they allow the Company to more effectively evaluate its operating performance and compare the results of its operations from period to period without regard to its financing methods or capital structure. The Company’s calculation of Adjusted EBITDA, free cash flow, and operating netback per boe may not be comparable to other similarly titled measures of other companies.

Adjusted EBITDA: The Company defines Adjusted EBITDA as profit for the period before net finance costs, income tax, depreciation, amortization and certain non-cash items such as impairments and write-offs of unsuccessful exploration and evaluation assets, accrual of stock options and stock awards, unrealized results on commodity risk management contracts and other non-recurring events. Adjusted EBITDA is not a measure of profit or cash flow as determined by IFRS. The Company excludes the items listed above from profit for the period in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit, see the accompanying financial tables.

Operating Netback per boe: Operating netback per boe should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of the Company’s operating performance or liquidity. Certain items excluded from operating netback per boe are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of operating netback per boe. The Company’s calculation of operating netback per boe may not be comparable to other similarly titled measures of other companies.

Net Debt: Net debt is defined as current and non-current borrowings less cash and cash equivalents.

Item 2

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES QUARTERLY CASH DIVIDEND OF $0.132 PER SHARE

Bogota, Colombia – August 9, 2023 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator, announces that its Board of Directors has declared a quarterly cash dividend of $0.132 per share ($7.5 million in the aggregate) payable on September 7, 2023, to the shareholders of record at the close of business on August 24, 2023. All figures are expressed in US Dollars.

The Company remains committed to return approximately 40-50% of free cash flow after taxes1 to its shareholders while executing self-funded and flexible work programs.

For further information, please contact:

INVESTORS:

Stacy Steimel	ssteimel@geo-park.com
Shareholder Value Director
T: +562 2242 9600

Miguel Bello	mbello@geo-park.com
Market Access Director
T: +562 2242 9600

Diego Gully	dgully@geo-park.com
Investor Relations Director
T: +5411 4312 9400

MEDIA:

Communications Department	communications@geo-park.com

1 Free cash flow is used here as Adjusted EBITDA less capital expenditures, mandatory interest payments and cash taxes. 2023 cash taxes include GeoPark’s preliminary estimates of the full impact of the new tax reform in Colombia, irrespective of the timing of its cash impact, expected in 2023 or early 2024. The Company is unable to present a quantitative reconciliation of the 2023 Adjusted EBITDA which is a forward-looking non-GAAP measure, because the Company cannot reliably predict certain of the necessary components, such as write-off of unsuccessful exploration efforts or impairment loss on non-financial assets, etc. Since free cash flow is calculated based on Adjusted EBITDA, for similar reasons, the Company does not provide a quantitative reconciliation of the 2023 free cash flow forecast.

NOTICE

Additional information about GeoPark can be found in the “Invest with Us” section of the website at www.geo-park.com.

Certain amounts and percentages included in this press release have been rounded for ease of presentation.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward- looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, such as operational and financial performance, including free cash flow generation and the expected excess cash flow returns to shareholders and dividend payment. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Verónica Dávila
	Name:	Verónica Dávila
	Title:	Chief Financial Officer

Date: August 10, 2023